EXHIBIT 11

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MERCURY FINANCE COMPANY

COMPUTATION OF NET INCOME/(LOSS) PER SHARE

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Year Ended December 31 (dollars in thousands except per share amounts)

                                                              1997              1996              1995

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Income Data:

1.       Net income/(loss)                                   $(74,193)        $(28,968)          $74,129
2.       Weighted average common share
           outstanding, adjusted for stock splits             177,892          177,129           175,631
3.       Weighted average shares of treasury stock
           outstanding, adjusted for stock splits               5,403            4,361             3,182
4.       Weighted average shares reserved for stock
           options (utilizing the treasury stock method)            0                0             1,660

         NET INCOME PER COMMON SHARE

5.       Common Shares Outstanding                            172,489          172,768           174,109
             (Line 2-3+4)
6.       Net income/(loss) per common shares                   ($0.43)          ($0.17)             $.43
             (Line 1 / 5)

         DIVIDEND DATA

1.       Dividends Declared                                   $12,937          $51,821           $42,849
2.       Average common shares outstanding
           on dividend record date                            172,498          172,737           172,548
3.       Dividends per common share                            $0.075             $.30              $.25

Note 1.

In February, 1997, following the announcement of the discovery of accounting irregularities which caused the overstatement of the previously released earnings for 1995 and 1996, the market value of the Company's common stock was significantly reduced.

Since the announcement, the value of the common stock has not exceeded the exercise price of the stock options granted or regranted under the revised stock option program.  As a result, the calculation of the common share equivalents becomes not meaningful for the year ended December 31, 1997.

The calculation of common stock equivalents for the year ended December 31, 1996 can be completed as the market value of common stock was in excess of exercise price, however, as the Company incurred a net loss for the period ended December 31, 1996, common share equivalents totaling 923,236 would be anti-dilutive to earnings per share and have not been included in the weighted average shares calculation.

The Company has determined that the implementation of SFAS 128 "Earnings Per Share", would have had no effect on the calculated earnings per share for the period ended December 31, 1997 and 1996.  This standard prescribes that when computing the dilution of options, the Company is to use its average stock price for the period, rather than the more dilutive greater of the average share price or end-of-period share price required by APB Opinion 15.  As the options are excluded from the calculation due to the anti-
dilutive characteristics indicated above, there is no effect on the earnings per share calculation.

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